UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                  FORM 6-K


        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      For the month of February, 2004

                      Commission File Number: 333-7484

                         INNOVA, S. de R.L. de C.V.
            ----------------------------------------------------
              (Translation of registrant's name into English)

    Insurgentes Sur 694 Piso 8, Col. Del Valle 03100 Mexico, D.F. Mexico
  -----------------------------------------------------------------------
                  (Address of principal executive offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

          Form 20-F       X                          Form 40-F
                       -------                                 ------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes               No      X
              -------             ------

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82____.)



This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statement on Form F-4, as amended, filed with the Securities and Exchange Commission on December 8, 2003 by Innova, S. de R.L. de C.V.

                                 SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             INNOVA, S. de R.L. de C.V.
                                             ----------------------------------
                                                       (Registrant)


Dated: February 20, 2004                     By:  /s/ Carlos Ferreiro Rivas
                                                -------------------------------
                                                Name:  Carlos Ferreiro Rivas
                                                Title: Chief Financial Officer

[SKY LOGO]

FOR IMMEDIATE RELEASE
---------------------


                        INNOVA, S. de R. L. de C.V.
                  Appointment of Chief Executive Officer


Mexico City, February 20th, 2004.

INNOVA, S. DE R.L. DE C.V., the provider of direct-to-home (DTH) satellite television services under the SKY brand name and the pay-TV market leader in Mexico as measured by the number of subscribers, announced the appointment of Mr. Alexandre Moreira Penna as Chief Executive Officer of the Company, effective March 1st, 2004. He will replace outgoing Chief Executive Officer Mr. Pablo Vazquez Oria who has decided to participate in other projects.

We would like to express our thanks to Mr. Vazquez for the Company's outstanding operational and financial achievements under his leadership, since he joined the Company in May 2002.

Mr. Penna has a strong experience in the Media, Pay TV and Telecommunications industries. Prior to joining Innova, Mr. Penna held for over two years the position of Vice President of Corporate Finance of Grupo Televisa. Mr. Penna will report to Innova's Board of Directors.

INNOVA, S. DE R.L. DE C.V., is a joint venture indirectly owned by Grupo Televisa, S.A., a Mexican corporation ("Televisa"), The News Corporation Limited, an Australian Corporation ("News Corporation"), and Liberty Media International Inc., a Delaware corporation ("Liberty Media"), (formerly known as Tele-Communications International, Inc.). For more information, please visit www.sky.com.mx.

GRUPO TELEVISA S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, feature film production and distribution, paging services and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States. For more information, please visit www.televisa.com.

NEWS CORPORATION, is a diversified international media and entertainment company with operations in seven industry segments: filmed entertainment; television; cable network programming; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, the United Kingdom, Australia, Asia and the Pacific Basin. For more information, please visit www.newscorp.com.

LIBERTY MEDIA INTERNATIONAL, owns and operates broadband cable television and telephony distribution networks and is a provider of diversified programming services in Europe, Latin America and Asia. For more information, please visit www.libertymedia.com.

Contact:

CARLOS FERREIRO
Chief Financial Officer
Innova, S. de R.L. de C.V.
Insurgentes Sur No.694
Col. del Valle
Mexico City, 03100
(5255) 5448-4131
cferreiro@sky.com.mx